UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 25, 2022

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On May 25, 2022, RealtyMogul Income REIT, LLC issued an investor communication relating to the quarter ended March 31, 2022. The text of the investor communication is set forth below.

Q1 2022*

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

RealtyMogul Income REIT

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$345,000,000
	NUMBER OF REAL ESTATE INVESTMENTS[2]	13
	LAST TWELVE MONTHS TOTAL RETURN[3]	14.8%
RealtyMogul Income REIT is a non-traded REIT, focused on providing monthly income to investors through debt and equity investments in a diversified pool of commercial real estate property types, including multifamily, retail, and office.	LAST TWELVE MONTHS DISTRIBUTION RATE[4,5]	7.4%
	DISTRIBUTION FREQUENCY	Monthly
	TAX REPORTING FORM	1099-DIV
	CONSECUTIVE DISTRIBUTIONS[5]	66 Months
KEY OBJECTIVES

●	To pay attractive and consistent cash distributions; and

●	To preserve, protect, increase, and return your capital contribution.

PORTFOLIO STATISTICS6

*All data as of March 31, 2022 unless otherwise specified.

1 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, LLC (“RM Adviser or the “Manager”), Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

2 As of May 25, 2022.

3 Last 12 months total return represents the average total return based on the average aggregate distributions issued by RealtyMogul Income REIT, LLC and increase in NAV per share for most recent consecutive twelve-month period immediately preceding March 31, 2022. An individual shareholder’s total return may vary from this average total return, and there is no assurance that shareholders will be able to realize the estimated NAV per share upon attempting to sell their shares. For purposes of this calculation, “Total Return” equals distributions issued to a shareholder plus the change in NAV per share (either positive or negative), less any applicable share repurchase fees, over the course of such shareholder’s investment. Past performance is not indicative of current and future results.

4 The last 12 months distribution rate for RealtyMogul Income REIT, LLC includes a special distribution of $0.115 per share that was declared in December 2021 and paid to investors on January 31, 2022. The special distribution was paid to Income REIT shareholders of record as of December 31, 2021 and reflected a 1.1% annual distribution rate based on the NAV per share of $10.22 as of April 1, 2021.

5 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from sources other than cash flow from operations, including net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings and the issuance of additional securities. Manager may in the future declare lower distributions or no distributions at all for any given period.

6 Based on the then current outstanding real estate investment amounts as of May 25, 2022.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of RealtyMogul Income REIT. We have now provided 66 consecutive months of distributions, totaling over $21.1 million. To date, over 6,900 investors have invested, and RealtyMogul Income REIT holds investments in over $345 million7 of real estate. Over 64% of investors have enrolled in the distribution reinvestment plan (the “DRIP”), allowing their distributions the potential to compound over time. If you would like to participate in the DRIP, simply log into your account and then select “Reinvest Distributions.”

We are proud to share that the RealtyMogul Income REIT achieved a total return of 14.8% over the last twelve months, with average daily distributions over the last twelve months equating to 7.4%.8 Total return consists of two components: change in NAV and distributions. For Q1 2022, NAV per share increased from $10.77 to $10.99, reflecting a 2.0% increase quarter over quarter. Q1 2022 distributions totalled $0.021 per share in aggregate, reflecting a 6.00% annual distribution rate based on a $10.78 NAV per share (the then-current purchase price for the period from January 1, 2022 to January 31, 2022) and calculated for the Distribution Period beginning January 1, 2022 and ending on January 31, 2022, and 6.00% annual distribution rate based on a $10.77 NAV per share (the current purchase price for the period effective February 1, 2022), calculated for the Distribution Periods beginning February 1, 2022 and ending on February 28, 2022, and beginning March 1, 2022 and ending on March 31, 2022.

As of April 2022, RealtyMogul Income REIT has 13 real estate investments, including twelve joint venture equity investments and one debt or debt-like investments, with the underlying real estate spread across six states. Of the 23 debt or debt-like investments that we have originated since inception, 22 have paid off in full, totaling over $55 million. Moreover, 10 debt or debt-like investments have paid off since the COVID-19 pandemic, including five office assets, three retail assets and two multifamily assets.

We are seeing strong rental collections in our portfolio. During Q1 2022, rent collections for the properties in RealtyMogul Income REIT’s portfolio remained high at 98%. We have structured our current portfolio with significant concentrations in multifamily communities and office properties with strong tenancy, which we believe are economically resilient asset types.

During Q1 2022, the U.S. Bureau of Economic Analysis estimated that U.S. seasonally adjusted real GDP fell 1.4% quarter over quarter. The Federal Reserve cut its forecast for 2022 growth in the nation’s GDP from the 4.0% it projected in December 2021 to 2.8% as well as projected a 3.5% unemployment rate for 2022, the same as from December 2021. The unemployment rate ended 2021 at 3.9%. Average hourly earnings for employees increased 4.9% year over year and achieved greater than 3% year over year increases since June 2021 according to the U.S. Bureau of Labor Statistics. In addition, the Consumer Price Index rose year over year 7.5% in January, 7.9% in February, and 8.5% in March according to the U.S. Bureau of Labor Statistics. Shelter costs, which comprise approximately one-third of CPI, increased 5.0% year over year. Given the economic inflation, the Federal Reserve has indicated that they will begin reducing their balance sheet and increasing the federal funds rate. As it relates to real estate purchases, the cost to finance a real estate investment with a mortgage has increased in Q1 2022 and is trending to continue to increase for the remainder of 2022; however, we believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis, as evidenced by the 15.5% year over year effective rent growth in Q1 2022 per CBRE. Similarly, leases at office and retail assets typically include rent escalations to account for inflation as well, albeit not as effectively as shorter-term multifamily leases. We believe that RealtyMogul Income REIT is well positioned as it continues to seek a diversified portfolio of commercial real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.9

7 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

8 The average daily distributions for the last 12 months include a special distribution of $0.115 per share that was declared in December 2021 and paid to investors on January 31, 2022. The special distribution was paid to shareholders of record as of December 31, 2021 and reflected a 1.1% annual distribution rate based on the NAV per share of $10.22 as of April 1, 2021. The total annual return represents the average total return based on the average aggregate distributions issued by RealtyMogul Income REIT, LLC and increase in NAV per share for the last 12 months ended March 31, 2022. An individual shareholder’s total return may vary from this average total return, and there is no assurance that shareholders will be able to realize the estimated NAV per share upon attempting to sell their shares. For purposes of this calculation, “Total Return” equals distributions issued to a shareholder plus the change in NAV per share (either positive or negative), less any applicable share repurchase fees, over the course of such shareholder’s investment.

9 Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity. An investment in RealtyMogul Income REIT is not a direct investment in commercial real estate.

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INVESTMENT ACTIVITY

DISTRIBUTIONS

Monthly distributions declared during the first quarter of 2022 equated to approximately 6.0% on an annualized basis based upon NAV as of 12/31/2021.10

PORTFOLIO OVERVIEW11

ASSET	LOCATION	ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	INVESTMENT AMOUNT AS OF 5/25/22	INTEREST RATE AS OF 5/25/22
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	14.00%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	JV Equity	$4,748,228	N/A
The Hamptons Apartments	Virginia Beach, VA	10/9/19	Multifamily	JV Equity	$9,977,966	N/A
Columbus Office Portfolio	Columbus, OH	11/5/19	Office	JV Equity	$7,000,000	N/A
Pohlig Box Factory & Superior Warehouse	Richmond, VA	2/19/20	Multifamily	JV Equity	$7,424,307	N/A
Lubbock Medical Office Building	Lubbock, TX	6/26/20	Medical Office	JV Equity	$2,926,477	N/A
Turtle Creek	Fenton, MO	1/28/21	Multifamily	JV Equity	$6,000,000	N/A
Kings Landing	Creve Coeur, MO	7/28/21	Multifamily	JV Equity	$8,000,000	N/A
Minnehaha Meadows	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,355,018	N/A
Roosevelt Commons	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,209,112	N/A
Bentley Apartments	Grove City, OH	10/13/21	Multifamily	JV Equity	$8,000,000	N/A
Haverford Place	Georgetown, KY	2/2/22	Multifamily	JV Equity	$9,000,000	N/A
Edison Apartments	Gresham, OR	3/30/22	Multifamily	JV Equity	$5,500,000	N/A
Total					$78,466,108

10 The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

11 All data as of May 25, 2022 unless otherwise specified. All assets are performing and paid current as of May 25, 2022.

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INVESTMENT UPDATES

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Investment Amount: $3,325,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Investment Type: Preferred Equity

Date Added to REIT: 7/18/2017

Maturity Date: 7/6/2027

Asset Management Update: The portfolio is 98% occupied as of March 2022, and the borrower is current on its interest payments as of March 2022. The portfolio is also reporting 99% collections for Q1 2022.

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Investment Amount: $4,748,228

Purpose of Investment: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Asset Management Update: The property is 96% occupied as of March 2022. Exterior capital items have been completed and the property is now amenitized with new exterior paint, a new playground, new HVAC units, upgraded landscaping, new tables and benches, new BBQ grills, and new roofs. Further HVAC replacement is ongoing and comprises most of the remaining renovation budget. As of March 2022, 170 of the 240 units have been renovated since acquisition. Of those 170 units, all have been leased at an average premium of $82/month over prior rents and within 1% of projected rents, and unit renovation costs have been within budget. In Q1 2022, the property averaged 98% rent collection.

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THE HAMPTONS APARTMENTS

Location: Virginia Beach, VA

Property Type: Multifamily

Investment Amount: $9,977,966

Purpose of Investment: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 10/9/2019

Asset Management Update: The property is 96% occupied as of March 2022. Exterior capital items completed include new exterior paint and signage, landscaping upgrades, new laundry rooms, balcony and stairwell replacements, and a new gym and leasing office. As of March 2022, 79 of the 114 free-market units have been renovated and leased since acquisition. Of those 79 units, 78 units have been leased at an average premium of $296/month over prior rents and 12% above projected rents. In Q1 2022, the property averaged 87% rent collection. During Q1 2022 and Q2 2022, RealtyMogul Income REIT funded an additional $150,000 and $150,000, respectively, which was anticipated in the original business plan, for costs related to unit renovations as the property continues the value-add portion of its business plan.

COLUMBUS OFFICE PORTFOLIO

Location: Columbus, OH

Property Type: Office

Investment Amount: $7,000,000

Purpose of Investment: Acquire a highly occupied office portfolio, perform capital improvements and execute a lease-up strategy.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/5/2019

Asset Management Update: The portfolio is 76% occupied as of March 2022. Occupancy dropped due to the anticipated vacancy of the warehouse tenant at 855 Grandview, which represented 23% of the square footage and 8.5% of the rent and reimbursement income for this property. The real estate company’s long-term business plan is to redevelop the warehouse into office space, for which it has begun to develop schematic design and preliminary pricing. During Q4, the real estate company executed two renewals and a new lease to backfill a vacating tenant, comprising 2.8% and 1.8% of the portfolio’s net rentable area, respectively. During Q1, the real estate company executed three additional renewals and a new lease to backfill a vacating tenant, comprising 3.8% and 1.2% of the portfolio’s net rentable area, respectively. In Q1 2022, the portfolio averaged 98% rent collection.

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POHLIG BOX FACTORY & SUPERIOR

WAREHOUSE

Location: Richmond, VA

Property Type: Multifamily

Investment Amount: $7,424,307

Purpose of Investment: Acquire and renovate a Class A- two-property, mixed-use apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 2/19/2020

Asset Management Update: The portfolio is 95% occupied as of March 2022. At the Pohlig Box Factory property, the real estate company is performing regular unit turns. At the Superior Warehouse property, the real estate company is performing full unit renovations, and as of March 2022, 22 of the 28 units were renovated and of those 22 units, 22 units have been leased above pro forma. The remaining six units have not been renovated but are achieving post-renovation rents. New leases at both properties are averaging $176/month increases above previous rents. Exterior capital projects have been completed, which included improvements to the roofs, courtyard, hallways and lobby. In Q1 2022, the portfolio averaged 97% rent collection.

LUBBOCK MEDICAL OFFICE BUILDING

Location: Lubbock, TX

Property Type: Medical Office

Investment Amount: $2,926,477

Purpose of Investment: Acquire a medical office building that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Date Added to REIT: 6/26/2020

Asset Management Update: As of March 2022, the property is 100% occupied by a credit tenant, Covenant Health System. As of March 2022, the tenant is current on its rent.

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TURTLE CREEK

Location: Fenton, MO

Property Type: Multifamily

Investment Amount: $6,000,000

Purpose of Investment: Acquire a multifamily apartment community with steady cash flow.

Investment Type: Joint Venture Equity

Date Added to REIT: 1/27/2021

Asset Management Update: As of March 2022, the property is 98% occupied. As of March 2022, 40 of the 96 classic units have been renovated and leased since acquisition. Of those 40 units, all have been leased at an average premium of $151/month over prior rents and 3.8% above projected rents, and unit renovation costs have been below budget. In Q1 2022, the property averaged 97% rent collection.

KINGS LANDING

Location: Creve Coeur, MO

Property Type: Multifamily

Investment Amount: $8,000,000

Purpose of Investment: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 7/28/2021

Asset Management Update: The property is 100% occupied as of March 2022. As of March 2022, 6 of the 152 units have been renovated since acquisition. Of those 6 units, 5 have been leased at an average premium of $335/month over prior rents and 2.4% below projected rents. Exterior and common area improvements have commenced as the primary project, interior hallways, is currently underway. The project includes new flooring, paint, and light fixtures. Renovations and new equipment for the gym began in Q1 2022. In Q1 2022, the property averaged 99% rent collection.

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MINNEHAHA MEADOWS

Location: Vancouver, WA

Property Type: Multifamily

Investment Amount: $3,355,018

Purpose of Investment: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 9/20/2021

Asset Management Update: The property is 96% occupied as of March 2022. The Property’s average rent has increased from $1,852/unit at acquisition to $1,988/unit through Q1. During Q1, the Property signed nine new leases and four renewal leases. The three new leases were signed at an average increase of $285, or 15% over prior rents. The four renewal leases were signed at an average increase of $282, or 15% over prior rents. Exterior and common area upgrades are underway as package lockers, playground equipment, and pet stations have been ordered. New fencing installation was completed in Q1. New property signage has been selected and installation will be completed in Q2 2022. In Q1 2022, the property averaged 100% rent collection.

ROOSEVELT COMMONS

Location: Vancouver, WA

Property Type: Multifamily

Investment Amount: $3,209,112

Purpose of Investment: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 9/20/2021

Asset Management Update: The property is 97% occupied as of March 2022. During Q1, the property signed 3 new leases and 3 renewal leases. The 3 new leases were signed at an average increase of $582, or 38% over prior rents. The three renewal leases were signed at an average increase of $412, or 27% over prior rents. Exterior and common area upgrades are underway as bids for the new BBQ area and package lockers are currently being obtained. Pet stations have been ordered and completed. New fencing installation began and is due to be completed in Q2 2022. New property signage has been selected and ordered. In Q1 2022, the property averaged 100% rent collection.

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BENTLEY APARTMENTS

Location: Grove City, OH

Property Type: Multifamily

Investment Amount: $8,000,000

Purpose of Investment: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 10/13/2021

Asset Management Update: The property is 97% occupied as of March 2022. During Q1, 4 leases renewed at an average increase of $94/month, or 8.2%, above prior rents. Furthermore, 15 new leases were signed at an average of $182/month, or 14.3%, above prior rents. Bidding and scope finalization has started on exterior and common area improvements. The first 9 units have been upgraded as of Q1, of which 7 have been leased at an average rent of $1,573, or 5.5% higher than the projected rent. In Q1 2022, the property averaged 99% rent collection.

HAVERFORD PLACE

Location: Georgetown, KY

Property Type: Multifamily

Investment Amount: $9,000,000

Purpose of Investment: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 2/2/2022

Asset Management Update: The property was acquired in February 2022, and the real estate company is implementing its business plan for the property. The property is 97% occupied as of March 2022.

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EDISON APARTMENTS

Location: Gresham, OR

Property Type: Multifamily

Investment Amount: $5,500,000

Purpose of Investment: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 3/30/2022

Asset Management Update: The property was acquired in March 2022, and the real estate company is implementing its business plan for the property. The property is 92% occupied as of March 2022.

X

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INVESTMENT PAYOFFS

SHILOH PARK

Location: Plano, TX

Property Type: Multifamily

Investment Amount: $2,323,030

Purpose of Investment: The borrower used the proceeds to acquire a multifamily apartment building with steady cash flow and implement a value-add renovation program.

Investment Type: Preferred Equity

Date Added to REIT: 11/18/2020

Payoff Date: 5/18/2022

Asset Management Update: On May 18, 2022, the real estate company paid off our preferred equity investment in full.

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NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 4/13/22)*	NAV PER SHARE (AS OF 3/31/22)
$10.99	$10.99

* Our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On April 13, 2022, we announced that our NAV per share is $10.99, as of March 31, 2022. Accordingly, effective April 13, 2022, the offering price per share is $10.99. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in our offering circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2022 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q4 2021 Investor Letter

Q3 2021 Investor Letter

Q2 2021 Investor Letter

Q1 2021 Investor Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager, RM Adviser, LLC

Date:	May 25, 2022

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